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Exhibit 7

DaimlerChrysler AG and its Consolidated Subsidiaries
Computation of Ratios of Earnings to Fixed Charges

	Year Ended December 31,
	2001	2002	2003	2004	2005
	(in millions of €, except ratios)
EARNINGS
Income/(loss) from continuing operations before income taxes, minority interests, and cumulative effects of changes in accounting principles	(1,654)	5,925	596	3,535	3,438
Add:
Fixed charges	5,945	4,102	3,383	3,199	4,312
Amortization of previously capitalized interest	141	134	119	107	104
Dividends received from equity investees	133	133	80	107	122
Deduct:
Capitalized interest	(275)	(147)	(100)	(70)	(73)
(Income)/loss from equity investees	(99)	134	538	937	(103)

Earnings available for fixed charges	4,191	10,281	4,616	7,815	7,800

FIXED CHARGES
Interest expense	5,397	3,709	3,034	2,828	3,924
Capitalized interest	275	147	100	70	73
Interest portion of rent expense(1)	273	246	249	301	315

Total fixed charges	5,945	4,102	3,383	3,199	4,312

RATIO OF EARNINGS TO FIXED CHARGES	0.70 (2)	2.51	1.36	2.44	1.81

(1)
One third of all rental expenses is deemed to be interest.

(2)
For the year ended December 31, 2001, earnings were insufficient to cover fixed charges by €1,754 million.

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DaimlerChrysler AG and its Consolidated Subsidiaries Computation of Ratios of Earnings to Fixed Charges